

07025555



17th July 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



Re: The Morgan Crucible Company plc – File No. 82-3387   **SUPPL**

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The
Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange
Commission or otherwise subject to the liabilities of Section 18 of the Securities
Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose
that the Company is subject to the Act.

Sincerely,

PROCESSED

AUG 0 1 2007

THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK   Tel: +44 (0)1753 837000   Fax: +44 (0)1753 850872   www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

Registered in England & Wales at the above address. Company No. 286773

Regulatory Announcement

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:03 17-Jul-07
Number	4092A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 17 July 2007 it purchased for cancellation from Citigroup Global Markets Limited 34,285 ordinary shares at an average price of 300 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,635,857 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,635,857.

The above figure 280,635,857 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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Regulatory Announcement

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:08 18-Jul-07
Number	4889A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 18 July 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 299.693 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,435,857 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,435,857.

The above figure 280,435,857 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

END

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:56 19-Jul-07
Number	5668A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 19 July 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 299.18 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,235,857 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,235,857.

The above figure 280,235,857 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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Regulatory Announcement

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	12:26 20-Jul-07
Number	6105A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 19th July 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 63,246 Ordinary Shares out of the Trust in satisfaction of the exercise of share options previously granted by the Company under its Executive Share Option Scheme 2004.

Following this transfer of shares out of the Trust, the Trust holds a total of 5,278,398 Ordinary Shares representing 1.88% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:06 23-Jul-07
Number	7191A

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 23 July 2007 it purchased for cancellation from Citigroup Global Markets Limited 60,000 ordinary shares at an average price of 300 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 280,000,857 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 280,000,857 .

The above figure 280,000,857 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc   01753 837 000
Paul Boulton

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